K&L Gates llp

599 lexington avenue

New york, NY 10022-6030

T 212.536.4816 F 212.536.3901

January 26, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention:	Kathy Churko

Sonny Oh

Re:	John Hancock Sovereign Bond Fund (the “Trust”) — File No. 333-215202 Registration Statement on Form N-14

Dear Ms. Churko and Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on: (1) January 5, 2017, from Ms. Churko of the accounting staff of the Securities and Exchange Commission (the “SEC”); and (2) January 17, 2017, from Mr. Oh of the SEC disclosure examination staff, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock Bond Fund, a series of the Trust (the “Acquiring Fund” and, following the Reorganization (as defined below), the “Combined Fund”), in connection with the reorganization of John Hancock Active Bond Fund (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), a series of John Hancock Funds II, with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on December 20, 2016, accession no. 0001133228-16-014777.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

Comments from Ms. Churko

Combined Proxy Statement and Prospectus (“Proxy/Prospectus”)

Comment 1 — On page 10, under “Comparison of Expenses,” the staff notes that each Fund’s fee table disclosure is based on expenses incurred during the Fund’s most recently completed fiscal year: the year ended August 31, 2016 for the Acquired Fund and the year ended May 31, 2016 for the Acquiring Fund. As the staff believes that all information in the fee table should be based on current expenses, please revise the fee tables accordingly.

Response to Comment 1 — The Trust respectfully notes that Item 3(a) of Form N-14 directs registrants to follow the format prescribed in Item 3 of Form N-1A. Item 3 of Form N-1A requires registrants to “base the percentages of “Annual Fund Operating Expenses” on amounts incurred during the Fund’s most recent fiscal year,” as a registrant would do in its prospectus. In accordance with these requirements, the fee table information for the Acquired Fund is based on expenses paid by the Acquired Fund for the year ended August 31, 2016, the Acquired Fund’s most recently completed fiscal year, and the fee table information for the Acquiring Fund is based on expenses paid by the Acquiring Fund for the year ended May 31, 2016, the Acquiring Fund’s most recently completed fiscal year. This fiscal year end expense information is based on each Fund’s audited financial statements. The pro forma expenses of the Combined Fund are based on the most recent, audited expense information in the Acquiring Fund’s most recently completed annual report for the period ended May 31, 2016. This approach provides shareholders with the most recent audited pro forma financial information. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Page 2 January 26, 2017

Comment 2 — On pages 11 and 12, under “Comparison of Expenses,” the staff notes that there is disclosure regarding contractual expense waivers for the Acquiring Fund following each fee table. Please explain why such waivers are not reflected in the fee tables with corresponding explanatory footnotes.

Response to Comment 2 — The Trust respectfully notes that Item 3(a) of Form N-14 directs registrants to follow the format prescribed in Item 3 of Form N-1A. Instruction 3(c) to Item 3 of Form N-1A permits a registrant to disclose a fee waiver arrangement in the footnote of the fee tables if such an arrangement will be in place for no less than one year from the effective date of the registration statement. Because the current contractual fee waivers for the Acquiring Fund expire less than one year from the effective date of the Registration Statement, such waivers are not reflected in the fee tables.

Comment 3 — On page 20, under “Further Information on the Reorganization,” please include the expected brokerage commissions or other transaction costs to be incurred by the Acquired Fund as the Advisor transitions the Acquired Fund’s portfolio.

Response to Comment 3 — Upon further review, the Trust has determined that the Advisor does not intend to sell any of the Acquired Fund’s portfolio holdings in connection with the Reorganization. The Trust has revised this disclosure accordingly and does not believe that the requested changes are necessary.

Comment 4 — Please explain how the costs described on page 21 under “Additional Terms of the Agreement and Plan of Reorganization” — Expenses of the Reorganization” will be allocated. Also, please explain how these expenses relate to the fee tables. The staff notes that although the Acquired Fund appears to bear approximately 80% of the costs of the reorganization, the Fund’s pro forma expenses as disclosed in the fee table are expected to decline by approximately 29%.

Response to Comment 4 — In response to this comment, the Trust has revised the first two sentences under “Further Information on the Reorganization — Additional Terms of the Agreement and Plan of Reorganization — Expenses of the Reorganization” as follows:

Page 3 January 26, 2017

The estimated cost of the Reorganization is approximately $116,575. Each Fund will pay a pro rata portion of the costs that are incurred in connection with the Reorganization based on its pro rata share of the expected overall expense ratio savings that the Funds collectively are expected to realize as a result of the Reorganization. Pro forma overall expenses to be incurred by the Acquired Fund’s Class 1 and Class NAV shareholders after the Reorganization are expected to decline by approximately 0.23% (or 23 basis points) and 0.19% (or 19 basis points), respectively. Pro forma overall expenses to be incurred by the Acquiring Fund’s Class R6 and Class NAV shareholders after the Reorganization are expected to decline by approximately 0.05% (or 5 basis points) and 0.04% (or 4 basis points), respectively. Based on current asset levels, the Acquired Fund is expected to realize approximately 82.6% of the overall expense ratio savings resulting from the Reorganization. Accordingly, the Acquired Fund and the Acquiring Fund will bear approximately $96,301 and $20,274, respectively, of the estimated cost of the Reorganization, which for each Fund amounts to less than $0.01 per share.

Statement of Additional Information (“SAI”)

Comment 5 —Under “Pro Forma Financial Information,” in addition to each Fund’s net assets as of December 31, 2016, please disclose each Fund’s net assets as of May 31, 2016, consistent with other disclosures in this section.

Response to Comment 5 — The Trust has made the requested change.

Comment 6 — Noting that the Acquiring Fund is expected to be the accounting survivor following the Reorganization, please disclose which Fund’s performance history is expected to survive following the Reorganization.

Response to Comment 6 — The Trust respectfully notes that on page 16 of the Proxy/Prospectus under “Board Consideration of the Reorganization,” the Acquiring Fund will be the accounting survivor of the Reorganization and the Acquiring Fund will continue to have the same performance history following the Reorganization as it had prior to the Reorganization. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 7 —In the final paragraph of “Pro Forma Financial Information” please include the expected brokerage commissions or other transaction costs to be incurred by the Acquired Fund as the Advisor transitions the Acquired Fund’s portfolio. In addition, please disclose the specific securities to be sold, or the particular security types (e.g., corporate obligation, mortgage- or asset-backed security, etc.) or industry/market sector classifications of the securities to be sold.

Response to Comment 7 — Upon further review, the Trust has determined that the Advisor does not intend to sell any of the Acquired Fund’s portfolio holdings in connection with the Reorganization. The Trust has revised this disclosure accordingly and does not believe that the requested changes are necessary.

Page 4 January 26, 2017

Comments from Mr. Oh

Proxy/Prospectus

Comment 1 — On page 1, under “How the Reorganization will Work,” please explain why the Acquiring Fund will assume “substantially all” of the Acquired Fund’s liabilities, rather than “all” of the Acquiring Fund’s liabilities in connection with the Reorganization.

Response to Comment 1 — The Trust respectfully notes that if there are any liabilities of the Acquired Fund that are not assumed by the Acquiring Fund, the Acquired Fund expects to dispose of any such liabilities prior to the Reorganization. The Trust further notes that the above referenced disclosure is also reflected in the terms contained in Section 3(f) of the Agreement and Plan of Reorganization.

Comment 2 — On page 2, under “Rationale For the Reorganization,” when comparing the expense ratio of each class of the Acquired Fund to the pro forma expense ratios of the corresponding classes of the Acquiring Fund, please disclose that the comparison is based on both net and gross expenses.

Response to Comment 2 — The Trust has made the requested change.

Comment 3 — On page 4, under “Introduction” please disclose the date that the Proxy/Prospectus is expected to be mailed, rather than the date the document is expected be available to shareholders, in accordance with Item 1(b) of Schedule 14A.

Response to Comment 3 — The Trust respectfully notes that Item 1(b) of Schedule 14A requires disclosure of the approximate date that the Proxy/Prospectus is “first sent or given.” Accordingly, the Trust has revised the Proxy/Prospectus to state the date that the document is expected to be given to shareholders.

Comment 4 — On page 9, under “Comparison of Buying, Selling and Exchanging Shares” please disclose that all classes are sold at net asset value (“NAV”).

Response to Comment 4 — The Trust has made the requested change.

Comment 5 — On page 11, under “Comparison of Expenses,” please explain why the fee waivers described in the paragraph following each fee table are not reflected in the fee table, with an appropriate footnote. If the fee waivers will not be included in the fee table, please consider deleting the discussion of the fee waivers.

Response to Comment 5 — The Trust respectfully notes that Item 3(a) of Form N-14 directs registrants to follow the format prescribed in Item 3 of Form N-1A. Instruction 3(c) to Item 3 of Form N-1A permits a registrant to disclose a fee waiver arrangement in the footnote of the fee tables if such an arrangement will be in place for no less than one year from the effective date of the registration statement. Because the current contractual fee waivers for the Acquiring Fund expire less than one year from the effective date of the Registration Statement, such waivers are not reflected in the fee tables. Although these waivers are not reflected in the fee tables, the Trust nevertheless believes that a discussion of such waivers is useful to the Funds’ shareholders. Accordingly, the Trust has moved the discussion of fee waivers to the section entitled “Comparison of Advisory Arrangements — Management Arrangements.”

Page 5 January 26, 2017

Comment 6 — On page 12, under “Portfolio Turnover,” the staff notes that the Acquired Fund’s portfolio turnover rate during its most recent fiscal year, 80%, was higher than that of the Acquiring Fund during its most recent fiscal year, 56%. Accordingly, please explain why “High portfolio turnover risk” is disclosed as a principal risk only of the Acquiring Fund, which had a lower portfolio turnover rate than the Acquired Fund during each Fund’s most recent fiscal year.

Response to Comment 6 — Upon further review, the Trust has disclosed “High portfolio turnover risk” as a principal risk common to both Funds.

Comment 7 — Please move “Comparison of Investment Risks” on page 13 so that it immediately follows the synopsis of the information contained in the prospectus, as required by Item 3(c) of Form N-14.

Response to Comment 7 — Because the Trust considers the information under “Summary Comparisons of Acquired Fund to Acquiring Fund” to be the synopsis described in Item 3(b) of Form N-14, the placement of the “Comparison of Investment Risks” is consistent with Item 3(c) of Form N-14. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 8 — On page 16, under “Reasons for the Reorganization,” when comparing the expense ratio of each class of the Acquired Fund to the pro forma expense ratios of the corresponding classes of the Acquiring Fund, please disclose that the comparison is based on both net and gross expenses.

Response to Comment 8 — The Trust has made the requested change.

Comment 9 — On page 16, under “Board Considerations of the Reorganization” please disclose if the Board considered any adverse factors relating to the Reorganization. For example, did the Board consider the expenses to be incurred by each Fund in connection with the Reorganization?

Response to Comment 9 — The Trust respectfully notes that, based upon a review of a number of factors, including all of the eleven factors specifically described under the heading “Board Consideration of the Reorganization,” the Board of Trustees of the Acquired Fund Trust concluded that the reorganization was in the best interests of the Acquired Fund. Specifically, as noted in the second paragraph under the heading “Board Consideration of the Reorganization,” the Board considered “any direct and indirect costs to be incurred by the Acquired and Acquiring Funds as a result of the Reorganization.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Page 6 January 26, 2017

Comment 10 — On page 16, under “Board Considerations of the Reorganization,” in addition to the performance history of both Funds’ Class NAV shares, please disclose the historical performance of Class 1 shares of the Acquired Fund and Class R6 shares of the Acquiring Fund.

Response to Comment 10 — The Trust respectfully notes that the historical performance of the Acquired Fund’s Class 1 shares and the Acquiring Fund’s Class R6 shares is disclosed on pages 18 and 19, respectively. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 11 — On pages 17 and 18, under “Further Information on the Reorganization,” in addition to the bar charts showing the calendar year returns of each Fund’s Class NAV shares, please present comparable disclosure for Class 1 shares of the Acquired Fund and Class R6 shares of the Acquiring Fund.

Response to Comment 11 — The Trust respectfully notes that Item 5(a) of Form N-14 requires an open-ended investment company to furnish the information provided in Items 2-8 of Form N-1A. Instruction 3(a) to Item 4 of Form N-1A states that a registrant with a multiple class fund only needs to provide a bar chart showing calendar year returns for one class of such fund. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 12 —On pages 17 and 18, under “Further Information on the Reorganization” please revise each Fund’s bar chart so that the only horizontal indicator is zero (0.00%).

Response to Comment 12 — The Trust has made the requested change.

Comment 13— On pages 17 to 20, under “Further Information on the Reorganization,” please disclose: (a) the specific percentage of the Acquired Fund’s portfolio that is expected to be sold in connection with the Reorganization; (b) who will bear the costs of such sales; and (c) any tax impacts of such sales, including an estimate of expected capital gains.

Response to Comment 13 — Upon further review, the Trust has determined that the Advisor does not intend to sell any of the Acquired Fund’s portfolio holdings in connection with the Reorganization. The Trust has revised this disclosure accordingly and does not believe that the requested changes are necessary.

Page 7 January 26, 2017

Comment 14 — On page 21, under “Expenses of the Reorganization,” please disclose the estimated expenses associated with the Reorganization as a percentage of each Fund’s NAV, as well as in total dollars.

Response to Comment 14 — The Trust has made the requested change.

Comment 15 — On page 21, under “Expenses of the Reorganization,” please disclose the estimated expenses that will be incurred by the Acquired Fund as the Advisor transitions the Acquired Fund’s portfolio in both total dollars and as percentage of the Acquired Fund’s NAV.

Response to Comment 15 — Upon further review, the Trust has determined that the Advisor does not intend to sell any of the Acquired Fund’s portfolio holdings in connection with the Reorganization. The Trust has revised this disclosure accordingly and does not believe that the requested changes are necessary.

Comment 16 — On pages 21 and 22, under “Capitalization,” please explain why the pro forma combined capitalization of the Acquired Fund is stated as if the proposed Reorganization had occurred on June 1, 2015.

Response to Comment 16 — The Trust respectfully notes that by calculating the pro forma information as if the Reorganization had occurred on June 1, 2015, the Trust is able to show the one year performance information as of May 31, 2016. In order to properly disclosure such information for a full one-year period, the proposed Reorganization would have had to occur one year prior to the selected pro-forma date. Thus, the proposed Reorganization would have had to occur on June 1, 2015, so that the pro-forma year ended on May 31, 2016.

Comment 17 — On page 24, under “Conflict of Interest,” please explain why the Advisor is expected to benefit from the Reorganization due to increased advisory fees to be borne by the Acquired Fund shareholders, in light of the fact that the Acquiring Fund’s fee rate is lower than that of the Acquired Fund.

Response to Comment 17 — In response to this comment, the Trust has deleted the reference to increased advisory fees in this section.

Comment 18 — The staff notes that the discussion on page 26 under “Telephone Voting” references a third-party solicitation firm. Accordingly, on page 27, under “Solicitation of Proxy,” please disclose, if applicable, that a third-party solicitation firm has been retained for purposes of voting on the Reorganization. If such a firm has been retained, please disclose the amount of fees being paid to the firm.

Response to Comment 18 — The Trust represents that that no third-party solicitation firm has been retained in connection with the Reorganization. Upon further review, the Trust has removed the reference to a third-party solicitation firm under “Telephone Voting.”

Page 8 January 26, 2017

SAI

Comment 19 —Under “Table of Contents” and “Information Incorporated by Reference,” please confirm that the dates shown for the documents described therein are accurate. The staff notes that the same documents are listed under “Table of Contents” and “Information Incorporated by Reference,” but appear to use different dates.

Response to Comment 19 — The Trust confirms that the dates shown for the documents described in “Table of Contents” and “Information Incorporated by Reference” are accurate. The Trust respectfully notes that the documents referenced under “Table of Contents” disclose the documents’ effective date, while the information under “Information Incorporated by Reference” states the dates that the documents were filed with the SEC. For clarity, the Trust has revised the entries under “Information Incorporated by Reference” to also refer to the effective dates of these documents. In addition, the Trust has revised the entry for the Acquired Fund SAI to refer to the definitive filing of that document pursuant to Rule 497(c) under the Securities Act of 1933, as amended.

Form of Tax Opinion

Comment 20 — Please revise the last sentence of the form of tax opinion to enable the Funds’ shareholders to rely on the opinion. Please see Sec. III.D.1, Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19, Division of Corporation Finance, October 14, 2011.

Response to Comment 20 — The Trust will make the requested change in the executed tax opinion that will be filed as an exhibit to the Registration Statement after the closing of the Reorganization.

* * * * *

The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (212) 536-4816.

Sincerely,

/s/ George P. Attisano

George P. Attisano

cc:	Thomas Dee, Assistant Secretary of the Trust